Exhibit 99.3

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LeddarTech

Prospector BCA Announcement

June 13, 2023

C O R P O R A T E    P A R T I C I P A N T S

Kevin Hunt, Investor Relations, ICR

Charles Boulanger, Chief Executive Officer, LeddarTech

Frantz Saintellemy, President and Chief Operating Officer, LeddarTech

Derek Aberle, Chief Executive Officer, Prospector Capital Corp.

P R E S E N T A T I O N

Kevin Hunt

Welcome to the investor conference call relating to the proposed business combination between LeddarTech and Prospector Capital Corp.

I am Kevin Hunt of Investor Relations, and I’d like to remind everyone that this call contains forward-looking statements including, but not limited to, statements relating to LeddarTech and Prospector’s expectations or predictions on their respective financial and business performance and conditions, expectations or assumptions in consummating the proposed business combination between the parties, and future LeddarTech product development and performance.

As stated in the press release issued today, Prospector will file a current report on Form 8-K with the Securities and Exchange Commission, which will include an Investor Presentation that we encourage you to read which contains an overview of the transaction and important disclaimers regarding forward-looking statements and other matters, as well as certain risk factors, all of which also apply to today’s conference call.

In addition, this call will contain some information relating to the economics and ownership levels in the transaction discussed that depends on various assumptions, including assumptions relating to redemptions by Prospector’s public shareholders.

I will now turn the call over to LeddarTech’s CEO, Charles Boulanger.

Charles Boulanger

Thank you, Kevin. Thank you for joining us today.

Now, beginning on Slide 5, just to give you a high-level view of LeddarTech, we are headquartered in Quebec City, Canada, with other main development centers in Montreal, Toronto, and Tel Aviv, and business development offices in various locations around the world.

We are one of the rare pure-play software public investment opportunities in auto. More specifically though, we offer a very crucial piece of the software stack for advanced driver assistance systems and autonomous driving systems which provide vehicles with better environmental models of their surroundings. Importantly, this software-only solution seeks to solve the limitation in currently used systems, such as their inability to scale up efficiently and cost effectively to the level of safety required for our newer regulation and consumer expectation.

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The way we aim to achieve this is by providing an innovative environmental sensing software solution based on what is called low-level sensor fusion and perception, that is sensor and processor agnostic. We have been developing and perfecting this fundamentally different software solution for seven years and have developed a strong and defendable IP and technology moat that is recognized by industry leaders and also, we believe, a first mover market advantage.

Now turning to Slide 6, as you could see we have a very experienced management team. David Torralbo, our Chief Legal Officer, has over 20 years of experience and has been Chief Legal Officer at several public and private companies. Our CTO, Pierre Olivier, has over 30 years of experience, including 10 years at LeddarTech, and he is a renowned expert in LiDAR and autosensing technology. Our interim CFO, Claude Savard, has over 35 years of experience and has served as CFO with both public and private companies.

As for myself, I have led LeddarTech as CEO for over 10 years. Prior to LeddarTech, I have been the CEO of three other technology companies with global footprints and brought two of those companies public and a third to a leveraged buyout.

As was announced in our press release, upon the public listing of the Company, I will be retiring as CEO but stay involved with the company as a Special Advisor and a member of the Board of Directors.

Now, let me introduce Frantz Saintellemy, our current President and Chief Operating Officer. As announced as well, Frantz is expected to succeed me as CEO at the close of the transaction. Frantz?

Frantz Saintellemy

Thanks Charles, I have been the President and COO of LeddarTech for the past six years, in the electronics industry for the past 25 years. I have extensive background in semiconductor sensing software for the automotive industry, and I’m excited about leading the company when Charles retires at the close of this transaction

Charles Boulanger

Next, I would like to introduce Derek Aberle, the CEO of LeddarTech’s new partner, Prospector Capital. Derek will provide some background on Prospector and the transaction we are undertaking together.

Derek?

Derek Aberle

Thanks Charles. Let me start on Slide 7 by providing some background on Prospector.

We founded Prospector with the idea of bringing together a team with significant business operations and industry knowledge and relationships, as well as investment and transactional experience. Both our Chairman, Steve Altman, and I have significant global operational experience and relationships that are relevant to LeddarTech’s business. We both had long careers at Qualcomm, helping to build its global business. I was formerly the President of Qualcomm and Steve was also the former President and Vice Chairman of Qualcomm.

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On the investment side, Nick Stone has over 20 years of experience at FS Investors, TPG and KKR. Mike Stone is also a member of our sponsor group and he is the founder of FS Investors. He has also held several senior roles at TPG, including co-lead of the TPG Growth Fund.

Our goal at Prospector was to find a disruptive company with significant competitive differentiation. Given my background at Qualcomm, I have experience identifying disruptive technology that addresses a proven market need and how powerful that combination can be. That is what we believe we have found at LeddarTech.

The automotive industry needs a sensor fusion and perception architecture that can cost-effectively scale to larger numbers of sensors and deliver higher performance than current solutions that are based on object fusion. LeddarTech is providing a leading low-level sensor fusion and perception software platform that we believe addresses that need.

FS Investors has been involved with the company for some time. We previously made a private investment in LeddarTech and both Nick and I have been on the LeddarTech Board of Directors since early 2022. We are very excited to deepen our investment here at what we believe is a very attractive valuation and work with the company to take the business to the next level.

Turning to Slides 8 and 9, let me provide some highlights of the transaction.

LeddarTech is addressing a large and fast-growing market, ADAS and AD is the largest market within automotive software and is expected to grow to $42 billion by 2030. We believe LeddarTech is uniquely positioned to address the industry challenges with its disruptive ADAS software products. We believe this transaction provides a very attractive investment opportunity with a $200 million pre-money equity valuation for LeddarTech.

LeddarTech is one of the rare pure-play ADAS software suppliers with a high-margin per vehicle royalty model. The transaction will provide up to $66 million of gross proceeds to LeddarTech, which will fund the company’s commercialization of its sensor fusion and perception software products and position the company to ramp customer design wins. Forty-three million of the $66M in gross proceeds will come from a structured PIPE led by Prospector sponsor and FS Investors, further evidencing our commitment to the future success of LeddarTech.

I would also like to highlight a unique feature of the transaction structure. For each share of the SPAC in the trust that is not redeemed, the shareholder holding such share will have the right to receive an additional share at the time of closing.

In conclusion, we are very excited to partner with LeddarTech to help grow their business and create shareholder value. We believe their industry-leading low-level sensor fusion and perception software will provide the foundation for next generation ADAS and AD, making such systems safer and more scalable at lower cost.

I will now turn the presentation over to Frantz to walk you through more details on the industry and the company’s technology and products. Before Frantz begins, we have put together a short video that helps explain what the software does and why it is differentiated relative to other solutions on the market.

(Video presentation)

Narrator

LeddarTech, a disruptive automotive software provider.

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Advanced driver assistance systems enable improved driver performance and increase vehicle and road safety. These systems help reduce traffic injuries and fatalities by using various sensors to detect and compensate for driver errors, and also warn drivers of dangers that they may not be able to see.

These systems are touted as safe and accurate; the AAA says otherwise. Researchers in the study examined the frequency of glitches in active driver assistance systems. They looked at the course of 4,000 miles of common driving scenarios and found that on average there was malfunction in these systems every eight miles. In fact, 73% of errors that occurred in public roads were linked to lane departure or driving too close to a guardrail or the center line.

LeddarTech believes that to produce safer and more reliable vehicles, they should emulate the human model of sensing. Much like how our brains operate, our cars should fuse all sensor data into one environmental model using what’s called low-level fusion. Today, most ADAS applications are using object level fusion, which means the perception is done separately on each senor, which is not optimal because when sensor data is not fused before the system makes a decision it may need to do so based on contradicting inputs. For example, if an obstacle is detected by the camera but was not detected by the LiDAR radar, the system may hesitate as to whether the vehicle should stop.

The LeddarVision process starts with raw data being received directly from the vehicle sensors via software API being calibrated and then fused centrally at the ECU and ends with the environmental model being created. The decisions are then made using all the combined sensor data for a safer and more reliable outcome.

Consumers demand quality, increased safety and high performance from their advanced driving assistance systems. LeddarTech’s low-level fusion and perception software is designed to meet the safety standards and deployment capabilities required by the industry and regulators at a more competitive price point. Real innovation and a commitment to safer transportation truly differentiates LeddarTech.

(End of Video Presentation)

Frantz Saintellemy

Thank you Derek.

Beginning on Slide 12, current ADAS solutions really struggle to meet the requirement needed to move to the next level of safety. In fact, current solutions use a technology known as object fusion, where essentially every sensor individually detects and classifies the objects before fusing decisions together. So while this works for current architectures which are mostly warning systems, for active safety systems to work reliably all the time you need much improved performance.

These current systems are limited in terms of performance, detection, and classification range. They often fail to perform in common driving conditions. They are costly and they’re complex. They depend on the hardware and lack scalability as the architecture doesn’t scale as features and sensors vary across brands and models. Every time you change something, or you want to add functionality, you will need to retrain and redesign your software architecture. The industry is recognizing that a separation of the hardware and the software would fundamentally change the way the industry evolves.

Turning on to Slide 13, at LeddarTech we believe we solve one of the biggest challenges facing the automotive industry today. Regulators are now mandating that car manufacturers overcome human shortcomings with automated driver assistance. To meet these requirements, a more accurate and cost-effective environmental model of vehicle awareness is required. LeddarTech delivers a unique low-level fusion and perception technology that combines multiple sensor inputs into a single, higher performance and higher quality environment to model the vehicle surrounding. We deliver for than 2x performance at nearly 40% lower cost than object fusion alternative solutions currently deployed. Agnostic to any sensor or processor architecture, LeddarTech’s unique software enables the independent sourcing of the hardware and the software. We believe that our software is very disruptive and will accelerate the industry’s transition to a truly software-defined vehicle.

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We are not the only ones who believe that a new software architecture is necessary. As you can see on Slide 14, major industry players are looking to deploy sensor fusion at scale and low-level fusion is expected to be the cornerstone of the next-generation ADAS software architectures as OEMs are looking to move away from object fusion. Key industry leaders recognize the major benefits of moving to a low-level fusion software platform that can scale with their increasing performance requirements.

In parallel, these various leading OEMs are moving away from single-sensor platforms. As you can see on Slide 15, the industry is moving to multi-sensory systems, so shifting away from a single sensor to multiple sensors as announced by companies like Mercedes, Volvo, Honda, Tesla and BWM. We are seeing an accelerated multi-sensor adoption by industry-leading OEMs in Tier 1, which is driving significant demand for our low-level fusion and perception software platforms.

Moving on to Slide 17, let’s look at why we believe LeddarTech’s low-level sensor fusion and perception software is superior to alternative object fusion solutions.

LeddarTech’s low-level fusion and perception software combines the output of all sensors to create a real-time 3D model of the car’s environment. We first fuse the raw data output from each of the sensors. We then apply our patented upsampling technology, which improves the resolution and detection performance at a pixel-by-pixel level, which effectively doubles the performance of the individual sensor output. This delivers more accurate understanding of a vehicle’s surroundings, thus improving automated decisions. Lane detection-assisted cruise control, automatic emergency braking or acceleration, and pedestrian avoidance are all improved by LeddarTech’s pioneering low-level fusion and perception software.

If you look at the picture, the rendering coming out of our software is impressive. This new 3D model of the environment looks richer and higher quality. We believe that our solution delivers superior performance at a much lower cost than exiting objection fusion solutions.

If you turn to Slide 18, we have benchmarked our solutions against leading current solutions, including a Tesla camera-centric solution. Such solutions lack depth performance and range performance, and often fail in common conditions versus the LeddarTech solution. Furthermore, we demonstrate that we achieve superior performance at 30% to 40% of the cost. Again, we believe this is a breakthrough achievement for the industry.

Moving to Slide 19, we enable higher ADAS performance at low cost. We do this by combining the best attributes of each sensor modality. For example, if you take an architecture that includes a camera and radar, the camera only has reliable detection but lacks distance precision. Radar only has reliable long-range detection but lacks resolution. So, if you fuse the output from the camera and the radar, you are limited by the weaknesses of each sensor. Whereas taking the raw data output without filtering and applying our patented low-level fusion software architecture, you leverage and augment the strengths of each sensor.

By combining both functionalities and features and the best attributes of each sensor node, we effectively double the detection performance. Again, we believe this is disruptive performance for the industry.

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On Slide 20, we believe that the LeddarVision platform delivers four standard products that run on an embedded processor in a vehicle. A single software architecture that can meet the ADAS performance required for entry model, premium entry, premium surround and advanced parking fully integrated into automotive-grade embedded ECU is expected to be available for integration for vehicle SOPs for 2025 and beyond. This will be an industry first as we believe that LeddarTech is the only company today offering automotive-grade embedded low-level sensor fusion and perception completely agnostic from the hardware that services all vehicles and models and upgrades. That provides future-proof roadmapping.

Moving on to Slide 21, we believe we offer a very compelling solution that compares very favorably in terms of performance and cost against existing industry leaders. If you compare, for example, the latest Mobileye announcement with their premium surround architecture for ADAS Level 2+, their vision-centric architecture requires 11 high-resolution cameras and 5 radars to meet the performance required by the OEM in the application. Based on publicly available data, we estimate the sensor-only costs for this architecture to be upwards of $430.

Using LeddarTech’s proprietary low-level sensor fusion and perception architecture to execute the same application, we only need six 3-megapixel cameras and five radars, at an estimated sensor cost of around $250. This does not include the additional savings enabled by the reduced processor load requirement, cabling, memory and other system integration costs. This is a major industry achievement and we believe our customers will be excited by the potential we offer to them.

Although we believe we have very few natural competitors that do exactly what we do, on Slide 22 we compare favorably with existing hardware-centric sensor and software providers like Mobileye or processor-centric suppliers like NVIDIA and Qualcomm. There are a few software-centric pure-play providers like Autobrains, StradVision, Phantom AI or helm.AI, but they are vision-only providers and we believe that as the industry moves to multi-sensor architectures, that these providers will struggle to adapt to the needs of the industry and to convert to a low-level fusion and perception architecture. We believe we are uniquely positioned to benefit from this accelerated industry shift that is happening today.

Moving to Slide 23, our solution is protected by foundational and fundamental software IP with solid anteriority. We think that we’re in a very, very strong position. In fact, our IP is so important that it’s commonly cited by many of the Who’s Who in the industry as base reference for having anteriority over existing solutions in the market today.

We have significant IP depth with over 150 patents from signal acquisition to fusion and perception that cover breakthroughs that were difficult to achieve.

Let’s now discuss the market opportunity on Slide 25.

Industry forecasts show that as we move to mandatory active safety systems, sensors will proliferate in the vehicle. Simultaneously, OEMs are migrating to a software-defined vehicle where software shapes the hardware. We expect this market to grow to $42 billion by 2030, thus creating a significant market opportunity for LeddarTech.

Moving to Slide 26, we are engaged with a growing number of OEM and Tier 1 and Tier 2 customers. We have been engaged with some of them for a number of years now and we are at advanced stages with several of them. In fact, we believe we have clear line of sight to production awards with several of them.

As you can see, it takes many years to really develop the solution and have it integrated by Tier 1s and the OEMs in order to reach production awards, but once you’ve reached a production award there are many years of production revenue. We believe we are in a very good position to secure design wins based on current customer engagement and the availability of our embedded software offering.

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Turning to Slide 27, our business model is fairly simple: we sell software. We sell licenses and collect royalties on a per vehicle basis in passenger, commercial and offroad vehicles, plus engineering services and recurring maintenance and support teams. As our systems get on the road, more data gets generated and more value gets created. We believe that we could create additional upside for LeddarTech over time as we provide over-the-air upgrades to deliver higher performance and additional features.

That wraps up the technology, product and business overview. Let me now turn it back to Derek to cover the valuation.

Derek Aberle

Thanks Frantz. A few quick comments on valuation on Slide 29.

As I stated earlier, we think we are bringing this investment at a very attractive valuation. The pro forma equity value at close of roughly $348 million is in line with the median market value of other comparable publicly traded auto tech peers. I would also highlight that most of the peers are also at a fairly early stage of growth like LeddarTech, but unlike LeddarTech most have very different hardware-focused business models that we believe are less attractive from a financial perspective compared to a higher margin software licensing business like LeddarTech.

With that, let me turn it over to Charles to wrap up the call.

Charles Boulanger

As you can see, we are one of the rare pure-play software public investment opportunities in auto, catering to a large and fast-growing market segment.

Thank you for your attention.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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